May 13, 2026

Joshua B. Marks
Chief Executive Officer
FutureCorp Space Acquisition 1
8605 Santa Monica Blvd., #54207
Los Angeles, California 90069

        Re: FutureCorp Space Acquisition 1
            Draft Registration Statement on Form S-1
            Submitted May 04, 2026
            CIK No. 0002131853
Dear Joshua B. Marks:
       This is to advise you that we do not intend to review your registration statement.
        We request that you publicly file your registration statement and nonpublic draft submissions at least 15 days prior to any road show as that term is defined in Rule 433(h)(4) or, in the absence of a road show, at least 15 days prior to the requested effective date of the registration statement. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Ruairi James Regan at 202-551-3269 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Real
Estate & Construction
cc:     Stephen P. Alicanti, Esq.